
                                                                            ----------------------------
                                                                                     OMB APPROVAL
FORM 5                                                                      ----------------------------
                                                                             OMB Number:      3235-0362
[ ] Check box if no longer subject to                                        Expires: December 31, 2001
    Section 16. Form 4 or Form 5 obligations                                 Estimated average burden
    may continue. See Instruction 1(b).                                      hours per response.....1.0

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported


                                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549

                              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                   Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------- -----------------------------------------------------
1. Name and Address of Reporting Person*                               2.  Issuer Name and Ticker or Trading Symbol


        Coughlin,        Christopher                    J.                           Pharmacia Corporation PHA
--------------------------------------------------------------------- -----------------------------------------------------
         (Last)            (First)                   (Middle)          3.  I.R.S. Identification     4.  Statement for
                                                                           Number of Reporting           Month/Year
                                                                           Person, if an entity
                       100 Route 206 North                                 (Voluntary)                   December 2001
---------------------------------------------------------------------                                ----------------------
                           (Street)                                                                  5.  If Amendment,
                                                                                                         Date of Original
Peapack,              NJ                           07977                                                 (Month/Year)
---------------------------------------------------------------------------------------------------------------------------
(City)             (State)                         (Zip)


-------------------------------------------------------------
6.  Relationship of Reporting Person(s) to Issuer
             (Check all Applicable)

             Director                        10% Owner
    --------                         -------
       X     Officer (give                   Other (specify
    -------- title below)            -------       below)

Executive Vice President and CFO

-------------------------------------------------------------
7.  Individual or Joint/Group Reporting
         (check Applicable Line)

   X  Form filed by One Reporting Person
  --
  __  Form filed by More than One Reporting Person

-------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
  Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------
1.  Title of Security                            2. Trans-     3.  Trans-         4.  Securities Acquired (A)
     (Instr. 3)                                     action         action             or Disposed of (D)
                                                    Date           Code               (Instr. 3, 4 and 5)
                                                                   (Instr. 8)
                                                    (Month/   ----------------------------------------------------------
                                                       Day/                          Amount      (A) or        Price
                                                      Year)                                      (D)
------------------------------------------------------------------------------------------------------------------------
Common
------------------------------------------------------------------------------------------------------------------------
Common
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------
5.  Amount of                   6.  Ownership                     7.  Nature of
    Securities                      Form: Direct (D)                  Indirect
    Beneficially                    or Indirect (I)                   Beneficial
    Owned at                        (Instr. 4)                        Ownership
    end of Issuer's                                                   (Instr. 4)
    Fiscal Year
    (Instr. 3 and 4)
----------------------------------------------------------------------------------
             20,847                       D
                (1)
----------------------------------------------------------------------------------
             16,259                       I                       Savings Plan
                (2)
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------


*If the form is filed by more than one reporting person, see
Instruction 4(b)(v).


                                                                         (Over)
                                                                SEC 2270 (3-99)

                                     Coughlin, Christopher J. -- December 2001

           Table II - Derivative Securities Acquired, Disposed of, or
                      Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-    3. Trans-   4. Transac-     5. Number of           6. Date Exercisable
   Security (Instr. 3)       sion or       action      tion Code       Derivative             and Expiration Date
                             Exercise      Date        (Instr. 8)      Securities             (Month/Day/Year)
                             Price of                                  Acquired (A)
                             Derivative    (Month/                     or Disposed of
                             Security        Day/                      (D)
                                            Year)                      (Instr. 3, 4, and 5)
                                                                       -------------------------------------------
                                                                        (A)       (D)         Date         Expi-
                                                                                              Exercis-     ration
                                                                                              able         Date
------------------------------------------------------------------------------------------------------------------
Option (right to buy)          $49.10   04/02/2001         A            2,036                  (3)      04/02/2011
------------------------------------------------------------------------------------------------------------------
Option (right to buy)          $49.10   04/02/2001         A          107,964                  (4)      04/02/2011
------------------------------------------------------------------------------------------------------------------
Option (right to buy)          $33.43                                                          (5)      03/02/2008
------------------------------------------------------------------------------------------------------------------
Option (right to buy)          $51.59                                                          (4)      06/01/2010
------------------------------------------------------------------------------------------------------------------
Option (right to buy)          $41.23                                                          (5)      02/14/2010
------------------------------------------------------------------------------------------------------------------
Option (right to buy)          $45.90                                                          (5)      02/16/2009
------------------------------------------------------------------------------------------------------------------
Performance Share Units    1-for-1                                                             (6)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
7. Title and Amount of    8. Price of        9. Number of        10. Ownership       11. Nature
   Underlying Securities     Derivative         Derivative           of Derivative       of Indirect
   (Instr. 3 and 4)          Security           Securities           Security:           Beneficial
                             (Instr. 5)         Beneficially         Direct (D)          Ownership
                                                Owned at             or Indirect         (Instr. 4)
                                                End of               (I)
                                                Year                 (Instr. 4)
                                                (Instr. 4)
------------------------
   Title      Amount or
              Number of
              Shares
-----------------------------------------------------------------------------------------------------
Common            2,036                                                   D
-----------------------------------------------------------------------------------------------------
Common          107,964                           110,000                 D
-----------------------------------------------------------------------------------------------------
Common          202,300                           202,300                 D
-----------------------------------------------------------------------------------------------------
Common          125,000                           125,000                 D
-----------------------------------------------------------------------------------------------------
Common          119,000                           119,000                 D
-----------------------------------------------------------------------------------------------------
Common          119,000                           119,000                 D
-----------------------------------------------------------------------------------------------------
Common          100,000                           100,000                 D
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                            Don W. Schmitz                       2/14/2002
                     ------------------------------------    -----------------
                     ** Signature of Reporting Person               Date
                     Don W. Schmitz, attorney-in-fact for
                     Christopher J. Coughlin

                                                                         Page 2
                                                                SEC 2270 (3-99)

                               Pharmacia Corporation PHA

                                                         Form 5 - December 2001
Coughlin, Christopher J.

100 Route 206 North

Peapack, NJ 07977

--------------------------------------------------------------------------------
Explanation of responses:

(1) Includes 2,000 shares previously held by spouse, now held jointly with spouse.

(2) Includes 1,335 shares acquired in the Pharmacia & Upjohn Savings Plan and Pharmacia Savings Plus since last reported to the SEC.

(3) Option exercisable on 4/02/2004

(4) Option becomes exercisable for one-third of the shares on the first, second and third anniversary of the grant date.

(5) Option is currently exercisable.

(6) Performance share units will be earned on the earlier of 12/31/04 (unless employment terminates) or the date of change-in-control with the ultimate payout in the range of 0% to 125% of the number of units granted based upon the Company's relative total shareholder return compared to peer companies and absolute total shareholder return over the performance period.



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